INVEST IN **TAPOUTS**

Mental health coaching for kids!


SCIENCE BACKED
PROGRAM

tapouts.com Los Angeles, CA

VC-Backed | Fast Growth | $5M+ Revenue

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

$5M+ Revenue
Earned over the last 12 months

1. $5.5M annual recurring revenue based on Jan 2026 MRR
2. 174% year-over-year revenue growth from 2024 to 2025
3. 200,000+ kids scheduled across 28,500 live sessions
4. $7.4M raised, including from from top-tier VCs such as Joyance and Satori Neuro
5. $810 average lifetime value with 82% first session attendance
6. Addressing a $50B+ global youth mental health market
7. A scalable, group-based model designed for growth
8. Trusted by tens of thousands of families nationwide

Featured Investors

Joyance Partners
Notable Investor
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Joyance invests in early-stage health and consumer companies using science and technology to cultivate joy and improve everyday life across North America, Europe, and Asia.

Alexander Stoeckel, Managing Partner
"A lot of products sound great on paper, but kids don't stick with them. What impressed us about tapouts is that kids actually show up and want to keep coming back. That says a lot."



Conrad E. Bon
Syndicate Lead
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Invested $510,000

"When George and Wolfgang, the co-founders of tapouts, reached out to me iand talked to me about their idea to create a platform for children and young adults developing resilience and growth mindset, I was thrilled and wanted to become part of this wonderful journey.
So I decided to become their first investor.

From that day on the team of tapouts has created something wonderful. The development, secpecially in the past 24 months is off the charts and gives credit to the idea and especially to the amazing team.

The future for tapouts looks brilliant and I am extremely thankful to be part of this exciting and meaningful company."

Satori Neuro
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Satori Neuro is a stage-agnostic fund focused on mental health and neurotechnology. Led by Dr. Amy Kruse, the fund backs transformational companies addressing critical mental health challenges with a mission to advance human flourishing.

Amy Kruse, Ph.D., Chief Investment Officer
"We believe helping kids build emotional skills early really matters. tapouts does that in a way that feels approachable and real, not clinical or overwhelming."



Other investors include Conrad E. Bon, Dr. Helmut Marko, Michele Lamunière, M Venture Partners, Royce Hong

Team



George Moringer CEO & Founder

Award-winning serial entrepreneur. Winner of 2 Cannes Lions awards. Former Global CMO at DKMS. Vienna University of Technology. University of Vienna



Wolfgang Baier Founder

Scaled businesses to multi-billion dollar levels as former CEO of LUXASIA (Deloitte Best Managed Company 5 years running) & Singapore Post (Named Singapore CEO of the Year). Partner at McKinsey & Company for 10 years. University of Vienna JD.



Marissa From Tapouts Head of Efficacy

Clinical neuroscience research leader. Former professor at The Chicago School of Professional Psychology and CLU. Research roles at USC, Chapman University, & UC Irvine's Institute for Clinical & Translational Sciences. UC Irvine PhD. Cornell BS.



Maggie Vaughan, LMFT, PhD. Head of Youth Transformation

Licensed psychotherapist, author, & entrepreneur. Founding board member at Weissman Children's Foundation. Named "Best in Counseling and Mental Health" by Best Businesses of Manhattan. California Graduate Institute of Professional Psychology PhD. Duke BA.



Leo Etscheit Head of Operations

Systems builder & scale expert. Led global teams of 100+ across coaching, tech, & support. Ex-Ferrari (Rinaldi Racing). Hult MBA. Hawaii Pacific University BS.



Mara Wieduwilt Marketing Director

Growth strategist & content ace. Expertise in paid acquisition and creative testing. Drove campaigns at Heineken and Sanofi. Amsterdam University of Applied Sciences BASc.

Memo

Why tapouts?


Filling the g a p
in youth mental health.

tapouts is building a critical new category in early youth mental health.

Most parents are stuck with two options.

On one end, there are kids' mental wellbeing apps — journaling, breathing, meditation. They're interesting for a week, then forgotten.

On the other end, there's therapy. Important and necessary for some kids, but expensive, hard to access, and often more than a child actually needs.

We kept asking a simple question:

Why isn't there something in between that actually works for kids?

tapouts exists to fill that gap, and it's a $90B global opportunity.

Delivering mental health at rapid scale.

$7MM
ARR by Q1 2026

11X
growth in the last 2 years

70%
gross margin

5 weeks
to payback

200,000
kids scheduled

28,500
sessions Delivered

Future projections not guarunteed.

VCs

J

SATORI NEURO

MVP
M VENTURE PARTNERS

Since launching in 2023, tapouts has experienced near exponential growth. We've achieved $5.5M in annual recurring revenue (ARR) and are on track to reach $7M ARR early this year (not guaranteed). 200,000 kids were scheduled for a tapouts session last year, and we delivered close to 30,000 live group sessions.

With $7.4M raised from notable VCs including Joyance, Satori Neuro and M Venture Partners, our growth has increased 174% year-over-year, and we are well-positioned to continue growing at a rapid clip with this next round of funding.

An estimated 34–36 million children in the U.S. alone can benefit from early, non-clinical mental health support. tapouts is built to reach them at scale and support families before challenges become clinical.

Join us and invest in the kids' mental health revolution today.

When kids lose hope, families lose sleep.

Kids today are under pressure earlier than ever.

Academic expectations, social comparison, performance anxiety, family stress, and constant stimulation are showing up in how kids feel, behave, and cope. Confidence erodes. Anxiety rises. Emotional regulation becomes harder. Parents notice these shifts long before anything appears "clinical."

This is not a niche issue. Tens of millions of children struggle with stress, self-doubt, frustration, and overwhelm during everyday moments, years before a

doubt, frustration, and overwhelm during everyday moments, years before a diagnosis is ever considered. Nearly 50% of child healthcare expenses are dedicated to mental health.



50%
of mental health disorders start before age 14.
70%
of affected children remain untreated.



51%
of caregivers struggle to access the necessary services.
47%
of all child healthcare expenses is dedicated to mental health.

These numbers do not just reflect a crisis. They reflect a gap. Families are asking for help early. The system responds after the fact. tapouts was created to step in sooner.

We are filling the critical gap between wellness apps and therapy.



tapouts
Apps
Therapy

tapouts sits right between wellness apps and therapy.

Instead of passive content or one-on-one clinical care, we deliver live, coach-led group sessions designed specifically for kids.

Each child attends a 30-minute session once a week. Sessions are interactive, social, and structured. Kids talk, play, practice real skills, and learn alongside peers going through similar things.

Most importantly: **kids actually want to come back.**

That's the difference.

85% of kids attend their first session, and 72% of those families convert to a paid subscription, creating strong early retention and an average $810 lifetime value per child.

Our live group model allows us to deliver early mental health support at scale, without waitlists, without clinical barriers, and at a price point far more accessible than traditional care.

We provide fun, gamified, science-informed, virtual group sessions that deliver outcomes.

tapouts is built around how kids actually learn.

Our advantage

Engaging
This isn't passive screen time. Kids participate.

Human-led
Real coaches. Real connection. Real consistency.

Scalable
Group delivery means we reach more kids without rising costs.

Science-backed
Designed with child development experts and research-driven methods.

We combine human connection with a model that scales, something most mental health solutions struggle to do.

That's our unfair advantage.

Kids love it. Parents love it, too.



Rated
4.7/5
Trustpilot
72+
by parents
NPS Score
9:41
TD
Tamara D.
US · 1 review
Sep 21, 2026
We LOVE TapOuts
We LOVE TapOuts! We've been doing it for almost two years now. My son loves getting to share his experiences with others and the coaches have been so great, very compassionate and patient with the kids. I love the wide variety of techniques and topics that are discussed. And we really have loved the addition of the Sunday Huddles where the kids can all gather to chat and learn about a topic or do some funky fitness together. I think for the investment, TapOuts is one of the best things


I've found to help my child thrive.
September 21, 2025
Unprompted review

What sets tapouts apart is not just who signs up, but who stays.

Most families discover tapouts through digital channels, but what keeps them engaged is what they see in their children. Week after week, parents notice kids applying the skills they learn in real situations, at school, at home, and in social settings.


90%
of parents are satisfied with what kids learned.
98%
of kids enjoyed what they learned.
98%
rated our coaches 4+ on a scale of 1-5.
93%
of kids said sessions were fun.

That sustained engagement is reflected in parent feedback. Some parents have gone beyond participation to become investors and advocates, helping introduce tapouts to new partners and distribution opportunities.

In a category where trust is hard to earn, that level of retention and advocacy is a strong signal of real impact.

Led by experienced, purpose-driven founders.

tapouts Team



George Moringer
CEO & Founder

- Global CMO DKMS



Dr. Wolfgang Baier
Founder

- Experienced global CEO

- Recipient of two Cannes Lions awards CANNES LIONS
- Recipient of the Ad Agency of the Year Award

LUXASIA Singapore POST

- Partner McKinsey&Company
- Deloitte's Best Managed Company Award, 2021-2025



Marissa Ericson, Ph.D
Head of Efficacy



Maggie Vaughan, LMFT, Ph.D.
Head of Youth Transformation



Leo Etscheit
Head of Operations



Mara Wieduwilt
Director of Marketing

tapouts is led by experienced, award-winning founders and operators who have scaled rapidly growing businesses to multi-billion dollar levels, and who deeply care about getting this right.

Our coaches are trained, supported, and central to the experience. Behind them is a passionate team of product leaders, clinical psychologists, and ops experts, all laser-focused on delivering high-quality, human-led experiences at scale.

We're execution-driven, quality-obsessed, and here for the long run.

Tapping into a huge growth market.


Global
$50-60B
US
$15-20B
Global
$80-90B
US
$35-40B
2025
2030

Youth mental health is becoming a global priority because it shapes long-term

outcomes across education, health, and the workforce.

The non-clinical youth mental health and social-emotional learning market includes wellness and mindfulness apps, school-based SEL programs, and preventative support delivered outside of traditional therapy. Together, these categories represent an $80–90B global market by 2030, with $35–40B in the U.S. alone.

Growth in this market is being driven by a few clear trends. More children are experiencing stress and anxiety at younger ages. Parents are looking for support earlier, before challenges become clinical. Schools and employers are investing more in preventative mental health and emotional skill-building.

tapouts is ready to meet that demand.

Our model is proven and has a clear path for expansion.

$7MM ARR

by the end of Q1 2026


MRR trend (USD)
$600K
$500K
$400K
$300K
$200K
$100K
2023-01
2023-06
2024-01
2024-06
2025-01
2025-06
2026-03

11X growth in the last 2 years.

And **just getting started.**

Future projections not guaranteed.

tapouts operates on one core platform designed to grow with families.

Today, revenue comes primarily from a direct-to-consumer subscription, where families pay monthly for weekly live group sessions. This model has driven strong early scale, reaching over $5M in annual recurring revenue within two years of launch.

The economics are powered by early engagement. 85% of kids attend their first session, and 72% of families convert to a paid subscription once that first session is attended. On average, a child stays on the platform for five months, resulting in an average $810 lifetime value per family.

Because sessions are delivered in small groups, tapouts maintains ~70% gross margins while serving more families on the same platform.

Proven Foundation | Expansion Phase | Scale and Profitability


–2025
2026–2027
2028–2030
Core live group platform scaled in the U.S.
Strong engagement and recurring revenue established
Personalized programs by age and need
Distribution expands beyond D2C
Global platform with multiple distribution channels
Path to $100M+ revenue and profitability

tapouts is built to scale from a strong U.S. foundation to a global, multi-channel.

Future projections not guaranteed.

Our roadmap focuses on strengthening and extending the core live group model over time.

In the near term, we continue to invest in the quality and consistency of the live experience, including coach training, curriculum refinement, and internal systems that support reliable delivery at scale.

As the platform matures, we expand into age- and need-based programs and broaden distribution beyond direct-to-consumer, all while preserving the same group-based delivery model.

Each phase builds on the same foundation, allowing tapouts to grow without changing how the product works or adding operational complexity.

Growth path to reach $100m+ sales and profitability in 5 years.

From here, expansion is straightforward:

- Age-specific programs that support kids across key developmental stages
- Topic-specific courses focused on concerns families raise every day, including anxiety, social media pressure, confidence (especially for girls), and financial literacy
- Partnerships with employers, schools, and healthcare organizations

Each layer increases lifetime value and opens additional sales channels, including B2B and B2B4C, without changing how the product is delivered or adding operational complexity.

We are also focused on accessibility. tapouts is HSA/FSA eligible, and we are actively exploring employer-sponsored and insurance-adjacent partnerships to make the platform viable for even more families.

Future projections not guaranteed.

10x growth in the next 3 years.


2030
$102MM
Annual revenue


2028
$51MM
Annual revenue
2025
$5.1MM
Annual revenue

Future projections not guarunteed.

Growth from here is about scale, not complexity.

As we expand participation across programs, ages, and geographies, revenue grows through reach, not reinvention.

By 2030, we project $100M+ in annual revenue, supported by strong margins, recurring revenue, and disciplined execution.

Future projections not guaranteed.

Billion dollar exits at the intersection of education and mental health.

Notable Comparables

nerdy	ginger	duolingo
Public market valuation of **$1.9B in 2021**	Acquired by Headspace for **$3.3B in 2021**	IPO valuation of **$3.3B in 2021**

Engagement-driven education and mental health platforms have already produced billion-dollar outcomes by solving high-frequency problems and scaling globally through software.

Duolingo, Nerdy (Varsity Tutors), and Ginger each validated key parts of this model, from habit-forming learning to outcomes-driven education and scalable mental health support. Their success in public markets and strategic acquisitions show investor appetite for this space.

By following a similar playbook – combining habit formation, personalized learning, and gamification – tapouts is scaling a global platform with multiple potential exit opportunities including strategic acquisition by edtech, healthtech, or insurance and benefits leaders, or even a path to IPO as a category leader in kids mental health.

Future projections not guaranteed.

Earn perks when you invest!

$500+



tapouts Supporter
Exclusive tapouts tote bag.



$1,000+

tapouts Advocate
Exclusive tapouts merch package.
(cap + 2xtote)


tapouts

$5,000+

Product Insider
Everything above,
plus one free month of tapouts.


Free
1 month
Pass

$10,000+

Thrive Insights
Everything above, plus Thrive Assessment access, including 1:1 call with Marissa.



$25,000+

Impact Sponsor
Everything above, plus sponsor 6 months of tapouts for a child or family in need.


Sponsor
6 months
Pass

$50,000+

Inside tapouts
Everything above, plus you get to have a 2x/year investor call with the CEO, George Moringer.



$100,000+

Strategic Partner
Everything above, plus a flight to LA to visit the tapouts HQ and lunch with the CEO, George Moringer.



Build the future of kids' mental health with us.

tapouts is building the future of youth mental health, strengthening outcomes for individuals, families, and society at large.

Skills that actually stick.

A model that scales without losing the human touch.

Supporting the next generation of resilient kids.

If you believe kids deserve better support before things break,

and you want to help build a category-defining company from the ground up,

we'd love to build this with you.

Invest in tapouts.

Invest in kids growing up stronger.

